CERTIFICATE OF QUALIFIED PERSON
Christopher Kaye, MAusIMM
1730 S. Amphlett Blvd., Suite 200,
San Mateo, CA 94402

I, Christopher Edward Kaye, am a Principal Process Engineer, with the firm of Mine and Quarry Engineering Services, Inc. (MQes) of 1730 S. Amphlett Blvd. Suite 200, San Mateo, CA 94402, USA. I carried out this assignment for MQes.

This certificate applies to the technical report entitled "Readdressed Technical Report Peak Mine, New South Wales, Australia" effective date March 30, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am a member of Australasian Institute of Mining and Metallurgy in Australia. I graduated from the University of Queensland, Australia, with a B. Eng. in Chemical Engineering in 1984.

I have worked as a process engineer in the minerals industry for over 20 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for gold and base metals.

I personally visited the Peak Gold Mine in New South Wales between March 7th to 9th, 2007 as part of the due diligence necessary to compile this report.

I am responsible for the preparation of Sections 16, 19.2 and 19.6 and contributed to Sections 1, 19.8 and 20 to 22 of the Readdressed Technical Report on the Peak Mine, New South Wales, Australia, effective date March 30, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am independent of Peak Gold Ltd. (formerly GPJ Ventures Ltd.), Metallica Resources Inc. and New Gold Inc. as independence is described by Section 1.4 of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). I have not received, nor do I expect to receive, any interest, directly or indirectly, in Peak Gold Mine Pty Ltd., Peak Gold Ltd., Metallica Resources Inc. or New Gold Inc.

MQes was retained by Peak Gold Ltd., Metallica Resources Inc. and New Gold Inc. to prepare a Technical Report for the Peak Gold Mine in accordance with NI 43-101. The report is based on our review of project files and information provided by Peak Gold Mines Pty Ltd. and discussions with company personnel.

I have read NI 43-101 and, by reason of education and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101. This technical report has been prepared in compliance with NI 43-101.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Christopher Edward Kaye
Christopher Edward Kaye, MAusIMM
MQes
Dated: May 26, 2008